

Mail Stop 4631

September 9, 2010

via U.S. mail and facsimile

Mr. Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 27, Wang Gang Road
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People's Republic of China 300350

> **RE: Shengkai Innovations, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **File No. 0-51972**

Dear Mr. Chen:

We have reviewed your response letter dated August 5, 2010 and the amendments to your quarterly filings for the periods ended September 30, 2009, December 31, 2009, and March 31, 2010 filed on August 19, 2010 and have the following additional comment. In our comment, we have asked you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note the disclosures related to your restatement for the impact of the down-round provision included in the Certificate of Designation of the preferred shares you issued in the June and July 2008 Private Placements. We also note that the down-round provision changed for the period commencing on the two (2) year anniversary of the Original Issue Date as set forth in Section 5(e)(i) and 5(e)(ii). Since the two year anniversary will have occurred for the preferred shares issued in the June 2008 Private Placement when you file your Form 10-K for the year ended June 30, 2010, please explain to us if and how the change in the down-round provision will impact your accounting for the preferred conversion option

liability after the two year period. In this regard, please address if the revised down-round provision is more akin to a standard anti-dilution provision as contemplated in ASC 815-40-55-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anne McConnell, Staff Accountant, at (202) 551-3709, or in her absence, me at (202) 551-3768, if you have questions regarding this comment.

Sincerely,

John Cash
Accounting Branch Chief